UNITED STATES            OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION  OMB Number:
                                                           3235-0145
                                                           Expires: December 31,
                             WASHINGTON, D.C. 20549        2005
                                                           Estimated average
                                                           burden hours per
                                  SCHEDULE 13G             response - 11
                                 (RULE 13D-102)


             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*

                             PARLUX FRAGRANCES, INC.
                             ----------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                        --------------------------------
                         (Title of Class of Securities)


                                    701645103
                                  ------------
                                 (CUSIP Number)


                                  JULY 18, 2006
              ----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [ ]   Rule 13d-1(b)
  [X]   Rule 13d-1(c)
  [ ]   Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  701645103

     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Pike Capital Partners, LP
          16-1619246

     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a)  [ ]
          (b)  [ ]

     3.   SEC USE ONLY

     4.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF          5.   SOLE VOTING POWER
SHARES                  0
BENEFICIALLY
OWNED BY           6.   SHARED VOTING POWER
EACH                    895,000
REPORTING
PERSON WITH        7.   SOLE DISPOSITIVE POWER
                        0

                   8.   SHARED DISPOSITIVE POWER
                        895,000



     9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          895,000

     10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

     11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          5.0%

     12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO (limited partnership)

CUSIP NO.  701645103

     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Pike Capital Partners (QP), LP
          20-3549762

     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a)  [ ]
          (b)  [ ]

     3.   SEC USE ONLY

     4.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF          5.   SOLE VOTING POWER
SHARES                  0
BENEFICIALLY
OWNED BY           6.   SHARED VOTING POWER
EACH                    895,000
REPORTING
PERSON WITH        7.   SOLE DISPOSITIVE POWER
                        0

                   8.   SHARED DISPOSITIVE POWER
                        895,000

     9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          895,000

     10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

     11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          5.0%

     12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO (limited partnership)

ITEM 1.

          (a)  NAME OF ISSUER   Parlux Fragrances, Inc.

          (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
               3725 S W. 30th St., Fort Lauderdale, FL 33312

ITEM 2.
          (a)  NAME OF PERSON FILING
               Pike Capital Partners, L.P.  and Pike Capital Partners (QP), LP

          (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE Both entities have an address at 275 Madison Avenue, Suite 418, New York, NY 10016

          (c)  CITIZENSHIP
               Both entities were formed under the laws of the State of Delaware

          (d)  TITLE OF CLASS OF SECURITIES
               Common Stock

          (e)  CUSIP NUMBER
               701645103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

        Not applicable

ITEM 4.      OWNERSHIP

PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER AND PERCENTAGE OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN ITEM 1.

Pike Capital Partners, LP
Pike Capital Partners (QP), LP

  (a)  AMOUNT BENEFICIALLY OWNED:  895,000
  (b)  PERCENT OF CLASS: 5.0%
  (c)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
       (i)    SOLE POWER TO VOTE OR TO DIRECT THE VOTE: 0
       (ii)   SHARED POWER TO VOTE OR TO DIRECT THE VOTE: 895,000
       (iii)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: 0
       (iv)   SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: 895,000


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
         THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
Not Applicable

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated this 19th day of July, 2006



                          PIKE CAPITAL PARTNERS (QP), LP
                          By: Pike Capital Management LLC, its General Partner


                          By:   /s/ Daniel W. Pike
                                ------------------------
                                Daniel W. Pike, Managing Member

                          PIKE CAPITAL PARTNERS, LP
                          By: Pike Capital Management LLC, its General Partner

                          By:   /s/ Daniel W. Pike
                                ------------------------
                                Daniel W. Pike, Managing Member

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G:

Exhibit A    Identification of entities which acquired the shares which are the subject of this report on Schedule 13G

Exhibit B    Joint Filing Agreement dated July 19, 2006 among Pike Capital
             Partners (QP), LP and Pike Capital Partners, LP.